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March 31, 2021

FILED VIA EDGAR CORRESPONDENCE

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Attn: Ms. Lisa Larkin

Re:	Cornerstone Total Return Fund, Inc. Registration Statement on Form N-2 File Numbers: 333-253313 and 811-02363

Dear Ms. Larkin:

On behalf of Cornerstone Total Return Fund, Inc. (the “Fund”), this letter is in response to the comments received telephonically on March 22, 2021 from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Fund’s registration statement filed on Form N-2 on February 19, 2021 (the “Registration Statement”) under the Securities Act of 1933 as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). The filing was made for the purpose of registering non-transferable rights (“Rights”) to be issued to shareholders of the Fund to purchase new shares of the Fund (“Shares”). We have set forth below, in bold face type, the text of the comment, followed by the Fund’s responses. Where revisions to the Registration Statement (including the prospectus and statement of information contained therein) are referenced in the Fund’s response, such revisions have been included in Pre-Effective Amendment No. 1 to the Registration Statement, filed concurrently herewith.

1.	On the cover page of the prospectus, please consider adding disclosure as to whether shareholders that subscribe to the rights offering have the right to withdraw such subscription prior to the expiration of the rights offering.

Response: The third paragraph on the cover page of the prospectus has been revised as follows (double underlined text below has been added):

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March 31, 2021

STOCKHOLDERS WHO CHOOSE TO EXERCISE THEIR RIGHTS WILL NOT KNOW THE SUBSCRIPTION PRICE PER SHARE AT THE TIME THEY EXERCISE SUCH RIGHTS BECAUSE THE OFFERING WILL EXPIRE (I.E., CLOSE) PRIOR TO THE AVAILABILITY OF THE FUND’S NAV AND OTHER RELEVANT MARKET INFORMATION ON THE EXPIRATION DATE. ONCE A STOCKHOLDER SUBSCRIBES FOR SHARES AND THE FUND RECEIVES PAYMENT, SUCH STOCKHOLDER WILL NOT BE ABLE TO WITHDRAW HIS, HER OR ITS SUBSCRIPTION OR CHANGE HIS, HER OR ITS DECISION. THE OFFERING WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON [●], 2021 (THE “EXPIRATION DATE”), UNLESS EXTENDED, AS DISCUSSED IN THIS PROSPECTUS.

2.	On the cover page of the prospectus, please consider adding disclosure that the rights offering will be dilutive for the shareholders who do not subscribe for shares in the rights offering.

Response: The Fund does not expect the Offering will be dilutive with respect to net asset value for Stockholders who do not fully subscribe because the Offering price is set at a premium to NAV and the estimated expenses of the Offering are expected to be more than offset by the increase in the net assets of the Fund. As the Offering may be dilutive with respect to the voting power of Stockholders who do not fully subscribe, the following has been added to the cover page of the prospectus:

“The offering may substantially dilute the voting power of Stockholders who do not fully exercise their Rights since they will own a smaller proportionate interest in the Fund upon completion of the offering.”

3.	Please confirm compliance with the amendments adopted by the Securities and Exchange Commission pursuant to a directive from the 2015 Fixing America’s Surface Transportation Act (the “FAST Act”).

Response: We hereby confirm the Registration Statement complies with the requirements of the FAST Act, including the hyperlinking of exhibits to and filings incorporated by reference in the Registration Statement.

4.	In the Summary Section, please consider adding a section that covers the logistics of subscribing in the rights offering (ie, how to subscribe for shares and similar details).

Response: The requested disclosure has been added as a new “How to Exercise Rights” subsection of the Summary section of the prospectus.

March 31, 2021

5.	In the Summary Section of the prospectus, where the term “return of capital” is first used, please include a plain English definition of such term.

Response: The following disclosure has been added at the end of the “Summary – The Offering” section of the prospectus:

“A “return of capital” is treated as a non-dividend distribution for tax purposes and is not subject to current tax. A return of capital reduces a Stockholder’s tax cost basis in Fund shares.”

6.	In the Summary Section, where the term “anti-dilutive” is first used, please include a plain English definition of such term.

Response: The following disclosure has been added to the fifth bullet point of the “Summary – Purpose of the Offering” section of the prospectus:

“The Offering is expected to be “anti-dilutive” with respect to net asset value per share because it is expected that the net asset value per share will increase as a result of the Offering.”

7.	Reference is made to the expense table included in the “Summary of Fund Expenses” section of the prospectus. Please confirm that the total annual expense ratio is calculated assuming the rights offering will be fully subscribed. Please include disclosure that if the fund issues fewer shares in the rights offering (and, likewise receives less proceeds), the operating expense ratio would increase.

Response: The Fund notes that the amounts listed under “Annual Expenses” in the expense table are calculated using financial information from the Fund’s audited financial statements for the fiscal year ended December 31, 2020; as such, anticipated proceeds from the Offering were not included in the calculation of such amounts. However, the calculation of the “Offering Expenses” amount listed under “Stockholder Transaction Expenses” in the expense table did assume the Offering would be fully subscribed. Accordingly, the following has been added to the footnote for such amount:

“If the Offering is not fully subscribed, the Offering expenses percentage (and per Share amount) may increase.”

8.	In the Investment Objectives and Policies section of the prospectus, please identify any specific policies of the Fund that are fundamental (pursuant to Item 8.2.c of Form N-2).

Response: The Fund respectfully submits that none of the policies listed in the “Investment Objective and Policies - Investment Strategies” section of the prospectus are fundamental, and notes that the following is included as the seventh paragraph of such section:

March 31, 2021

“The Fund’s foregoing investment policies may be changed by the Fund’s Board of Directors without Stockholder vote.”

9.	Please advise whether the Fund intends to offer preferred shares within 12 months of effectiveness of the registration statement. If yes, please include disclosure about the consequences to common shareholders of the issuance of preferred, e.g., subordination, diminished voting power, increased expense ratio; and provide appropriate fee table disclosure.

Response: The Fund advises the Staff that it has no current intention to offer preferred shares within 12 months of effectiveness of the Registration Statement.

10.	Please consider adding a section to the Risk Factors that covers the principal risks of the rights offering itself.

Response: A section entitled “Risks Related to the Offering” has been added at the front of the “Risk Factors” section of the prospectus.

11.	Please add the disclosure required by Item 9.1.c of Form N-2 regarding availability of additional information regarding the portfolio manager in the Statement of Information.

Response: The requested disclosure has been added at the end of the “Management of the Fund – Portfolio Manager” section of the prospectus.

12.	Reference is made to Instruction 3 to Item 18.1 of Form N-2 which requires that the principal business of any company listed under column (4) of the Director & Officer table unless the principal business is implicit in its name. Please revise the Director & Officer table to include a parenthetical description of the principal business of each company listed (unless such information is implicit in its name).

Response: The Fund respectfully advises the Staff that parenthetical descriptions have been added where applicable to the Director & Officer table included in the Statement of Additional Information.

13.	Reference is made to undertaking Item 9.1.g of Form N-2 which requires disclosure regarding payments to affiliated brokers. Please include such disclosure if such payments will be made or supplementally confirm to the Staff that no such payments will be made.

Response: The Fund supplementally confirms that it will not make payments required to be disclosed pursuant to Item 9.1.g of Form N-2.

March 31, 2021

14.	Please include the tabular information regarding outstanding securities of the Fund required by Item 10.5 of Form N-2.

Response: The Fund respectfully advises the Staff that it has added the requested information under the heading “Outstanding Securities,” which is included as a new subsection to the “Description of Capital Structure” section of the prospectus.

15.	Please provide an updated Power of Attorney for any Power of Attorney included (or linked) in the exhibit list of the Registration Statement that is not dated within the past six months.

Response: The Fund respectfully advises the Staff that updated Powers of Attorney have been filed as Exhibit 2(s)(i) to the Registration Statement.

16.	Reference is made to undertaking No. 6 in Item 34 of Form N-2, which is listed as not applicable in the Registration Statement. Please consider whether such undertaking No. 6 should be included in the Registration Statement because it relates to acceleration of effectiveness pursuant to Rule 461.

Response: The Fund respectfully advises the Staff that it has added the referenced undertaking to the disclosure under Item 34 in Part C of the Registration Statement.

17.	Please revise the Financial Highlights to include the financial information for the fiscal year ended December 31, 2020.

Response: The Fund respectfully advises the Staff that the requested information has been included.

18.	Please include a consent from the Fund’s independent auditor.

Response: The Fund respectfully advises the Staff that the consent of the Fund’s independent auditor has been filed as Exhibit 2(n) to the Registration Statement.

19.	The Staff notes that Emerging Market Securities is included in the “Portfolio Investments – Other Securities” section of the prospectus, while such investments are included in the main list of Portfolio Investments in the registration statement on Form N-2 filed by Cornerstone Strategic Value Fund, Inc. (“CLM”) on February 19, 2021. Please supplementally explain why Emerging Market Securities are given different placement.

March 31, 2021

Response: The Fund respectfully advises the Staff that, in response to the Staff’s comment, it has moved the placement of certain investments (including Emerging Market Securities) in the “Portfolio Investments” section of its prospectus to be more consistent with the placement of such investments in the referenced registration statement for CLM.

20.	Reference is made to the paragraph included at the end of the Investment Restrictions section of the Statement of Additional Information (regarding impact of later changes in value on percentage restrictions). Please add disclosure that the first sentence of this paragraph does not apply to borrowing restrictions.

Response: The Fund respectfully advises the Staff that it has deleted Item 2 (borrowing restrictions) from the referenced sentence.

Should you have any additional questions or comments regarding this letter, please contact me at (212) 885-5205.

Sincerely,

/s/ Margaret M. Murphy Margaret M. Murphy